Filed by Pyxis Oncology, Inc.
(Commission File No.: 001-40881)

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Apexigen Inc.

(Commission File No.: 001-39488)

Date: May 24, 2023

Transcript of the webcast “Pyxis Oncology (Update)”, which was made available by Pyxis Oncology on May 24, 2023 and can be accessed at the Investors section of the Pyxis Oncology website at https://pyxisoncology.com.

Pyxis Oncology (Update)

May 24, 2023

Corporate Speakers:

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Lara Sullivan; Pyxis Oncology, Inc.; Chief Executive Officer, President & Director
•
Pamela Connealy; Pyxis Oncology, Inc.; Chief Financial Officer & Chief Operating Officer
•
Xiaodong Yang; Apexigen, Inc.; Founder & Chief Executive Officer

Conference Call Participants:

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Brandon Carney; B. Riley; Analyst
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Andy Hsieh; William Blair; Analyst
•
Samuel Slutsky; LifeSci Capital, LLC; Senior Research Analyst
•
Charles Butler; EF Hutton; Senior Managing Director
•
Aydin Huseynov; Ladenburg; Analyst
•
Eun Yang; Jefferies; Analyst

PRESENTATION

Operator - Good day and thank you for standing by. Welcome to the Pyxis Oncology Corporate Update Conference Call. (Operator Instructions) Please be advised that today's conference is being recorded. I would now like to hand the conference over to your speaker today, Lara Sullivan, CEO. Please go ahead.

Lara Sullivan - Thank you. Good morning and thank you for joining us today. My name is Lara Sullivan, and I'm the CEO of Pyxis Oncology. Thank you for joining us to discuss Pyxis Oncology's acquisition of Apexigen and the tremendous value we believe it can create for patients and investors. Joining me on today's call is Dr. Xiaodong Yang, Founder and CEO of Apexigen, and Pam Connealy, CFO and COO of Pyxis Oncology.

Next slide, please. Please note that today's presentation includes forward-looking statements. We encourage you to review these statements, which are available on our website.

Moving to slide two. I'm pleased to tell you why we are excited about our acquisition of Apexigen. This transaction is complementary to Pyxis Oncology in three ways. First, we are acquiring an antibody-discovery platform that can provide a backbone to use with our internal stacked antibody drug conjugate or ADC toolkit, which was licensed from Pfizer. This commercially and clinically validated antibody creation engine, called APXiMAB, can be used to accelerate our own internal ADC initiative. With the addition of APXiMAB, Pyxis Oncology is uniquely positioned at the forefront of ADC innovation with an unmatched end-to-end capability for creating next-generation ADC candidates.

Second, this acquisition brings us a promising immuno-oncology clinical asset in sotigalimab or Sotiga, which may have broad potential utility across multiple oncology indications. Sotiga is, in our view, a potentially best and first-in-class Phase II CD40 agonist that has demonstrated compelling efficacy and a favorable tolerability profile. Clinical results presented to date show that Sotiga drives rapid, deep and durable responses in patients with a variety of difficult-to-treat solid tumors, including those relapsed or refractory to other immunotherapies. We look forward to seeing updated duration of response and progression-free survival or PFS data in patients with dedifferentiated liposarcoma, or DDLPS, a tumor with few viable treatment options, at the upcoming ASCO this June.

Third, from a financial perspective, this is an excellent deal. APXiMAB generates an annual royalty stream, which totaled approximately $4 million in 2022 and has the potential to increase as the assets advance through their own clinical and commercial pathways. This acquisition is structured as an all-stock transaction, which is, in our view, reasonably valued at approximately $15 million. It leverages our team's decades of oncology clinical development experience and the IO heritage upon which Pyxis Oncology was originally founded - importantly, while maintaining our cash runway into the first half of 2025 and keeping our PYX-201 and 106 programs on track.

Let's turn to slide three. Pyxis Oncology's acquisition of Apexigen is structured as an all-stock transaction, which is expected to close in mid-2023. In total, Pyxis will issue approximately 4 million shares for a total valuation of approximately $15 million. Pyxis shareholders will own 90% of the combined company upon closing. The Pyxis Oncology executive team will lead the organization and, as mentioned, we continue to expect our cash balance to provide runway into the first half of 2025, while the combined entity will continue to be eligible for royalty streams and potential milestone payments from APXiMAB license agreements previously arranged by Apexigen. Closing is subject to standard regulatory approvals and customary conditions, including approval by a majority of Apexigen outstanding common shareholders.

Turning now to Slide 4. The FACT platform we licensed from Pfizer equips Pyxis to develop next-generation ADCs with improved plasma stability, better potency and improved tumor permeability due to optimized payloads, improved linker technology and site-specific conjugation chemistries. Adding the APXiMAB platform to our toolkit will enhance our ability to generate novel antibodies against the library of targets with high affinity and unique binding epitopes. With these two platforms, Pyxis Oncology is uniquely positioned with an end-to-end system for creating novel next-generation ADCs.

Moving now to slide five. We intend to leverage the APXiMAB platform to generate antibodies to use as the backbone of our ADC generation platform. With proprietary cell lines and humanization technology, APXiMAB can create diverse rabbit-derived antibodies. The advantages of this platform include a higher likelihood of identifying a candidate for any given target, finding the best antibody for a particular use, and creating antibodies with high specificity and affinity.

Turning now to slide six. I'd like to share the story of a patient who participated in the Phase II Melanoma study. This is a 54-year-old patient with melanoma who was initially treated with surgery and radiation, followed by treatment with ipilimumab or ipi and nivolumab or nivo. After three cycles of combination treatment, the patient had to stop ipi due to poor tolerability. The patient remained on nivo maintenance and after 10 months, developed rapid progression of metastatic disease at multiple sites, including the liver. The prognosis was poor, and this individual has limited effective treatment options available. Discussions with the patient's caregivers mentioned hospice as a possible next step. This patient enrolled in the Phase II trial evaluating Sotiga in combination with nivo.

Please turn to slide seven. Soon after beginning treatment, this patient responded, just two months after starting therapy. The patient was able to tolerate the combination of Sotiga plus nivo even though the patient had previously not been able to tolerate ipi. This individual completed 15 cycles of Sotiga plus nivo and achieved a partial response, including resolution of all lesions. The response lasted for 25-plus months on study following the conclusion of treatment, and this response was maintained for nearly an additional 2 years after study completion based on investigator observation. Clearly, this patient had a rapid, deep and durable response to Sotiga therapy. We believe this experience illustrates the incredible potential for Sotiga, and we are excited about the possibilities it may offer for patients.

Moving now to slide eight. Sotiga is a CD40 agonist antibody. CD40 is a cell surface receptor that plays an important role in the control and regulation of the immune system's ability to mount antitumor immune responses. Targeting the CD40 pathway is a promising approach that may be able to efficiently initiate, stimulate and reactivate T-cell responses. CD40 activation may generate both innate and adaptive immune activity across dendritic cells, macrophages, and T-cells, leading to broad and powerful antitumor immune responses that may synergize with existing approaches and potentially help to overcome checkpoint inhibitor resistance.

Please turn to slide nine. Sotiga was rationally designed to be differentiated and best-in-class with two key modifications to increase potency and tolerability compared to other CD40 agonists. First, Sotiga binds with high affinity to the native CD40 ligand binding domain to closely mimic natural CD40 ligand signaling, which may lead to higher potency. This enables Sotiga to uniquely activate dendritic cells, which are the most important antigen-presenting cells, and to stimulate robust production of the cytokine IL-12, which activates naive T-cells more effectively than other CD40 agonists. Second, the Fc region of the antibody was designed to maximize activity through receptor clustering and improve tolerability by reducing immune cell effector function. Importantly, the goals of these design features are being demonstrated by the emerging, differentiated clinical profile.

Next slide, please. Phase II data demonstrate the activity and prolonged responses of the combination of Sotiga plus nivo generated in melanoma patients who are refractory to anti-PD-(L)1. This study enrolled patients with relapsed or refractory metastatic melanoma who had confirmed progressive disease on anti-PD-1 treatment. Approximately one quarter of these patients had also received prior anti-CTLA-4 therapy. Results showed strong activity in this difficult-to-treat group of patients with a 15.2% partial response or PR rate, and a 30.3% stable disease or SD rate. Importantly, responses were rapid, deep and durable and the combination of Sotiga plus nivo was very well tolerated.

Now turning to slide 11. Tolerability is important and can be very differentiating, particularly for therapeutics that are part of a combination regimen and for more fragile treatment experienced patients who often struggle to remain on therapy. The safety profile of Sotiga in combination with nivo in patients with melanoma was in line with expectations for each drug independently. Reported grade three or greater related treatment-emergent adverse events consisted of increases of alanine aminotransferase in two patients, an increase of aspartate amino transferase also in two patients. In this and other previously reported studies in which Sotiga was administered in combination with an anti-PD-1 or chemotherapy in patients with melanoma or esophageal / GEJ cancers, no additive or synergistic toxicities were observed.

Next on slide 12. Although immune checkpoint inhibitors are among the most recently approved options for patients with melanoma, unfortunately, the majority of patients - 60% to 70% - do not respond to treatment. For those who do respond, 20% to 30% will eventually relapse. The result of these dynamics is a growing population of second-line and later patients who are immune checkpoint inhibitor refractory or resistant. This group, for whom no other good treatment options exist, numbers approximately 9,000 plus today in the U.S. There is no approved standard of care for melanoma patients who have failed both anti-PD-1 and anti-CTLA-4 therapy. Based on the emerging clinical data, we believe Sotiga has the potential to change the treatment paradigm for metastatic melanoma.

Please turn now to slide 13. The Results from an ongoing investigator-initiated Phase II trial of Sotiga plus doxorubicin showed meaningful clinical benefit with robust durable responses and a high rate of durable disease control across multiple liposarcoma subtype. These results suggest that Sotiga may have value in this setting, particularly in certain subtypes of liposarcoma. In a subset of 10 DDLPS patients, the interim medium PFS was 12.45 months. This initial result is more than double the historical median PFS of less than five months for these patients. The 10 DDLPS patients enrolled in this cohort were heavily pretreated, in some cases with other IO therapies. We are encouraged by these results and look forward to seeing updated duration in PFS data from the 10 DDLPS patient cohort at this year's upcoming ASCO Annual Meeting in June.

Now moving to slide 14. Liposarcomas are a rare tumor type, affecting approximately 3,000 patients per year in the United States. There have been a few new treatment options introduced for these patients in recent years, and the current standard of care is doxorubicin chemotherapy. DDLPS is an aggressive subtype of liposarcoma with an incidence of about 300 patients per year with high levels of recurrence and metastasis. It is often radiation and chemotherapy insensitive and responses to first-line doxorubicin chemotherapy are typically less than 15% with a median PFS of just two to five months. Patients are limited in the number of doxorubicin cycles they can receive due to cumulative cardiotoxicity. Clearly, there is a significant need for new treatment options in this setting and importantly, Sotiga has received orphan drug designation in soft tissue sarcoma, which may enable a fast-to-patient development approach.

Please turn to slide 15. In summary, Sotiga may be a best and first-in-class CD40 agonist, and we are excited about the potential it offers for patients. Emerging clinical data show that Sotiga drive rapid, deep, and durable responses in patients with a variety of difficult-to-treat solid tumors, including those relapsed or refractory to other immunotherapies. We believe this strong activity, combined with a favorable tolerability profile may position Sotiga to be the backbone of many combination therapy regimens. We look forward to quickly advancing this innovative candidate for patients who currently have limited treatment options and believe we may have an opportunity to implement a faster-to-patient approach with Sotiga, particularly in the DDLPS setting. Beyond melanoma and liposarcoma, we believe Sotiga may have applicability across a variety of tumor types, given its powerful mechanism of action, potential for synergy with other therapies and favorable tolerability profile. We may look for opportunities to work with partners to drive development of Sotiga in additional tumor types.

Moving now to slide 16. Following this transaction close, Pyxis Oncology will have a pipeline focused on ADC and IO-based approaches to solid tumors that is balanced across modalities, stages of development and risk. Two of our pipeline candidates have received orphan drug designation. For Sotiga and second-line melanoma, we plan to begin a Phase II dose finding study in 2024. In DDLPS, we look forward to seeing more data at ASCO, and we plan to expand the ongoing study to add an additional cohort of 10 patients to inform next steps in this indication.

Our Phase I trial of PYX-201, our ADC targeting EDB fibronectin is off to a great start. PYX-201 is a novel ADC license from Pfizer that targets extra Domain B or EDB of fibronectin. We continue to expect to see preliminary data from this study, including biomarker results and potential early signs of clinical activity in early 2024.

PYX-106 is a fully human immunotherapy antibody candidate that blocks activity of siglec-15, an immune suppressor expressed across a broad range of tumors. Our clinical trial incorporates the biomarker analysis that will provide meaningful insights into potential patient populations that may benefit from PYX-106 and lay the foundation for future studies. We remain on track to see preliminary data from this Phase I trial, including biomarker results and potential early signs of clinical activity in the late-2023 timeframe.

Finally, we can use the commercially and clinically validated APXiMAB platform, which will enable production of novel antibodies in combination with our proprietary FACT ADC platform from Pfizer to generate a steady stream of development candidates going forward.

Please turn to slide 17. The Pyxis Oncology executive team is extremely experienced across both pharma and biotech. Each of our executives is passionate about building companies and creating value for patients and shareholders. We have the experience to execute across all corporate functions and understand the processes necessary for success in business development, portfolio management and company and product acquisitions. I'm pleased that Xiaodong Yang, Founder and CEO of Apexigen will join Pyxis Oncology to support the R&D transition activities. This team is well positioned to lead the combined organization and deliver our programs for patients.

Now moving to slide 18. Our organization is comprised of highly experienced drug developers, and we have deliberately assembled a team across all levels with extensive backgrounds in oncology. We believe that putting great science into the hands of an experienced team is the fastest route to value creation for both shareholders and patients. We know what successful drug development looks like having participated in more than 150 drug approvals and launches over the course of our careers across both pharma and biotech before joining Pyxis. The breadth and depth of our team's oncology experience and the pharma trained biotech seasoned approach we've employed to build our organization, both uniquely differentiate Pyxis from its biotech peers.

Please turn now to slide 19. At Pyxis Oncology, our goal is to liberate science to improve and extend the lives of patients with cancer. We employ a multi-modality approach to innovation across immuno-oncology, ADCs and adjacent approaches and are interested in the best science regardless of whether it is sourced internally or externally. Our programs have multiple potential clinical and data catalysts over the next 12 to 18 months. Our team is uniquely experienced to deliver on our pipeline, and we have a strong balance sheet that will provide runway into the first half of 2025. We will be at the Jefferies Conference in New York City in early June and hope to see many of you there. Thank you for joining us today. We are excited about the transformative potential of this transaction for Pyxis Oncology, and we appreciate your interest.

QUESTIONS AND ANSWERS

Operator - (Operator Instructions) Our first question comes on the line of Brandon Carney from B. Riley.

Brandon Carney - This is Brandon Carney on for Yuan Zhi. Congratulations on the acquisition. I guess, first of all, for FTS for the SOTIGA data, I'm just wondering - the data compares to the data being generated by next-gen CTLA based regimens, which was highlighted at the recent CTOS conference and may also be showcased at the upcoming ASCO alongside SOTIGA data set?

Lara Sullivan - Yes. Thank you very much for your interest and for the question. I'll ask Xiaodong to respond to that, please.

Xiaodong Yang - I'm sorry, I missed the first part of the question. Can you repeat - a comparison with which in our data?

Brandon Carney - Yes, just the next-gen CTLA for like (inaudible) data that was highlighted at CTOS and I believe we have other CTLA data coming up at ASCO that should be presented alongside the SOTIGA data set.

Xiaodong Yang - From which indications I'm not too familiar with the new generation CTLA-4 data. Which indication?

Brandon Carney - Yes. They presented sarcoma data at CTOS, I think we saw a 46% response rate, 69% DCR. Just wondering if you've had a chance to maybe look at that and then how SOTIGA might compare to that data set?

Xiaodong Yang - Yes. So currently, we will review the data more carefully about the new CTLA-4 antibody in sarcoma. I think in our case, we have a very well-defined mechanism of action for combining SOTIGA with doxorubicin.

As you know very well, doxorubicin is a well-known immunogenic chemotherapy. So the idea - the rationale for combining SOTIGA with doxorubicin is that doxorubicin can generate immunogenic tumor death and tumor antigen release. Then you come with SOTIGA which can act with APC to lead to T-cell activation eventually leading to a more effective antitumor response.

As you probably know very well for sarcoma, the approval endpoint is the PFS and overall survival. And we will provide more updates on the liposarcoma and also on the efficacy data on all three subtypes of soft tissue sarcoma in the ASCO meeting, I think, in early June. So you will see the data, we can compare our updated data with the other new CTLA-4 antibody data. So we can see where we are the differences, what may be the different line of therapies or different combinations.

Brandon Carney - Okay. Maybe also just wanted to ask on potential registration-enabling study. Do you think it will be in melanoma or STS or is it too soon to tell right now? And in that kind of study, how would you manage liver enzyme signals?

Lara Sullivan - Yes. So thank you for that question. We are actually going to be sort of working together with Xiaodong and his team to define the next steps on the path forward on the asset. So at this juncture today, we're not commenting on what the regulatory strategy will be, but we do commit to come back to the Street to the analyst investors on that later this summer following the transaction close.

Brandon Carney - Sure, understandable. Thanks for taking our questions.

Lara Sullivan - Thank you.

Operator - (Operator Instructions) Our next question comes from the line of Andy Hsieh from William Blair.

Andy Hsieh - Great. Thanks for taking our questions. So regarding the CD40 agonist program, I'm just curious if there are any plans for biomarkers or any investigational biomarkers that could help you identify patients who otherwise might benefit the most, just to enrich the signal there a little bit?

And my second question has to do with potential synergy with your ADCs and antibodies in-house. Are there any scientific rationale to look at combinations there? I know Xiaodong basically talked about immunogenic cell death, which is kind of a hot topic for the ADC field these days. Just curious about your thoughts there.

Lara Sullivan - Sure. So in terms of the first question with respect to biomarker strategy, we do have a strong translational capability within Pyxis already. We see kind of the integration of our capabilities and the capabilities that Xiaodong has built to be very complementary. So again, we're going to be really putting heads together over the next few weeks or months to best define the optimal path forward for all elements of the development approach for the asset. So Andy, we'll come back to you further on the biomarker strategy as we do that work together.

Secondly, in terms of the synergy with the ADC, the FACT platform that we had licensed in from Pfizer, as you know Xiaodong, has been quite successful in building this antibody platform within Apexigen as well as antibody work that he's done in past lives.

And we're particularly enthusiastic now about the ability to have antibody creation owned within the combined entity that fits in quite nicely with the conjugation chemistry, the linkers, the payloads that we brought over from Pfizer. Xiaodong, I don't know if you want to comment any further about kind of your enthusiasm around the integration of the two platforms?

Xiaodong Yang - Sure. I think, Lara, you illustrated the potential and also the rationale for a potential combination of ADC approach we saw CD40 adding. I think, quite honestly, one of the rationale and motivation for the business combination is the combination of the ADC platform that Pyxis has developed and the first candidate is PYX-201. I think that's a perfect combination with SOTIGA because the potential release of tumor antigens after the ADC, killing tumor cells or tumor stroma’s.

I think we have a huge potential to explore that on PYX-201 finished Phase I, we can immediately start the combination of SOTIGA with 201, that's kind of my thinking about. Of course, we will discuss together with Lara and her team to make sure that these - we can actually implement a combination trial in the future.

Andy Hsieh - That’s very helpful. Thank you.

Operator - (Operator Instructions) Our next question comes from the line of Sam Slutsky from LifeSci Capital.

Samuel Slutsky - Hey good morning everyone. Thanks for taking the questions. Couple for me. I guess, in terms of making new ADCs via Apexigen’s antibody platform and then your ADC tech, what might those time lines look like in terms of when we might see new targets coming to the pipeline if your about them, et cetera?

Lara Sullivan - Yes. Thanks, Sam. It's always great to connect with you. We are pretty enthusiastic given the advanced nature of the antibody platform that Xiaodong is bringing over that we'll be able to impact us in a positive way the time lines for us to create new ADCs. Right now, we don't want to give specific guidance yet on the time lines around kind of the next wave of the pipeline. But as we come back post the transaction close, we'll make sure to provide guidance around our thoughts on the ADC creation engine as well as SOTIGA.

Samuel Slutsky - Okay. And then for the royalty streams on the out-licensed assets, the partnered ones. Can you just remind me what those terms look like across the pipeline?

Lara Sullivan - Sure. Pam or Xiaodong, do you want to comment on that?

Xiaodong Yang - Pam, do you want to?

Pamela Connealy - Yes, I'm happy to take it. Good morning, Sam. So the company today received royalties from Novartis for their BEOVU that was commercialized back in 2019. Today, they get about 1% royalty on worldwide net sales, and it goes into perpetuity. So right now, between 2020 and 2022, they've averaged about $2 million a year for a total of $6.2 million.

The other license agreements have kind of 3% on the Sincere collaboration, annual sales below CNY 100 million and then four for anything above. So again, just kind of your typical royalty streams coming out of the other three opportunities there. But that is part of, as Lara mentioned in the call, that is really the third leg of the stool of why this was a meaningful acquisition for us is to be able to get these royalty streams in as well along with the platform and the CD40 asset.

Samuel Slutsky - Okay. And then just last question for me. For the 10 patients with dedifferentiated liposarcoma that are presented on. Were those patients naive to prior doxorubicin or what was their private treatment status?

Lara Sullivan - Xiaodong, do you want to comment on that?

Xiaodong Yang - Yes. It's a mix, I think, formally half-half. Half of them are treatment-naive patients, half of them receive multiple line of price therapy up to 6-round prior therapy.

Samuel Slutsky - Got it. Thank you.

Operator - (Operator Instructions) Our next question comes from the line of Charles ("Tony") Butler from EF Hutton Group.

Charles Butler - Thanks very much. So Lara, and maybe Xiaodong this question, maybe a tad unfair except that I want to focus on the DDLPS patient group with SOTIGA. The additional extension of 10 patients will occur - I guess I'm asking maybe how rapidly post-close that you may be able to enroll those patients?

And I say this because the PFS was extraordinarily positive on certainly the first 10 especially given the competitive landscape. And as you know, the milademetan trial failed most recently. So certainly, not only given the PFS, but certainly seeing an additional 10 patients would I guess, lead to a perfectly rational registrational trial post that. So I don't know if you wanted to expand a little bit on that time.

Lara Sullivan - Yes. Thanks, Tony. I appreciate the question. So we, at Pyxis, have built a fully skilled and capable clinical organization as we progressed into the clinic now having dosed our first patient in 201 and the imminent dosing with 106. So our team is ready to go as we absorb SOTIGA and the assets from - from Apexigen.

To your point, I think the patient interest and the unmet need is there. The infrastructure is there on our side, the relationships with the KOLs and the PIs are in place from the Apexigen side. So really, all the elements are in place, and we are sort of going forward as appropriate within kind of SEC guidelines of how we're able to work together during this interim period prior to the close. So we don't intend to have anything slow down, but we are very careful about continuing to operate as independent entities until the close.

So I think we'll be providing, again, further guidance on the specifics around the time lines after the close. That being said, I just want to provide reassurance that all the elements that are in place that enable sort of swift execution are there on both sides.

Charles Butler - Thank you Lara.

Operator - (Operator Instructions) Our next question comes from the line of Aydin Huseynov from Ladenburg.

Aydin Huseynov - Good morning, everyone. Congratulations with the deal, and thank you for taking - so what I have is regarding the agent activity of SOTIGA, provide any comments any thoughts about potential signals from single-agent activity or in any cancer type or maybe you could comment on single agent activity of the other CD40 agents that you may cite as an example?

Lara Sullivan - Yes. Xiaodong, would you like to take that?

Xiaodong Yang - Sure. And yes, so for sotigalimab, we have ongoing Phase II trial evaluating sotigalimab as a monotherapy in immunotherapy-naive patients - naive melanoma patients. So far, we have seen two patients had a complete response over one year and we are about to finish this study and we'll present data in the near future.

Regarding other CD40 agonist antibody, because the change of standard of care for different indications, it has been very challenging to do a single agent activity trials, but it has been reported the Roche antibody when it was developed by Pfizer had a show 27% response rate, again, in immunotherapy naive melanoma patients that was reported a few years ago.

And I don't recall, I have seen any other CD40 agonist antibody have shown they have some single-agent activity, but it's not a trial that many of these cases actually is data that's in the dose escalation Phase I trial.

Aydin Huseynov - Understood, thank you. And generally speaking, do you think CD40 agents would first come to the market as a single agent drug or that would be a combination - a combination trial? I'm just thinking of general regulatory path for all CD40 agents, not necessarily just yours.

Xiaodong Yang - Lara, do you want me to take? Or you want me to start?

Lara Sullivan - Yes. I think why don't you go ahead?

Xiaodong Yang - Yes. I think based on the change of landscape of standard of care for almost all solid tumor indications, it's going to be very challenging to do a single agent Phase III trials. I think it has to be a combination. Even in the first line or even the last line. I mean in last line, you can do a single agent trial, but I think - my thinking is that for most of the CD40 agonists, probably the most productive Phase III development strategy is going to be a combination with the standard of care.

Aydin Huseynov - Okay. Okay. Understood. All right. One on liposarcoma data, so you have a pretty encouraging data at PFS 12.5 months. Could you remind us what was the 95% confidence interval in prior doxorubicin, which is standard of care trial? So what's - just to try to sort of see how it compares to the combination.

Xiaodong Yang - Yes, I do have the number. Maybe I'll give you later on. It's on top of mind, but I'll find information provided to you later.

Aydin Huseynov - Okay. No problem. And one last on monetization - sorry, on royalties. So the question is, have you thought about monetization, the royalties for BEOVU for which indication? And - and if you do think about it, how much would you value that potential monetization deal?

Lara Sullivan - Yes. So we are certainly open to considering all forms of business development transactions as well as ways to increase the cash balance of the company. So royalty monetization is something we do think about, At the macro level across the pipeline, not just for this asset. But obviously, these royalty streams are in place right now. So it's something we're continuing to evaluate to monitor. I think that it's premature for us to provide any sort of guidance or speculation around what the value of that could be but having that optionality with respect to receiving the royalties as well as potentially monetizing them is certainly helpful from our cash management and financing strategy.

Aydin Huseynov - Okay. This is very helpful. Congratulations with the deal. And thanks for taking the questions.

Operator - (Operator Instructions) Our next question comes from the line of Eun Yang from Jefferies.

Eun Yang - This is Eun Yang from Jefferies. Thank you very much for taking our question. I was wondering if you could please provide some guidance on how we should think about up on how OpEx is expected to increase from the deal?

Lara Sullivan - I'm sorry, I missed the middle part of the question. How - what is expected to increase?

Eun Yang - On how OpEx is expected to increase from the deal?

Lara Sullivan - Okay. Pam, do you want to comment on that?

Pamela Connealy - I'm sorry, I still couldn't hear.

Lara Sullivan - The question was to comment on how OpEx may increase as a result of the deal.

Pamela Connealy - Yes. Great. Thanks for the question, and good to see you on the call. We don't expect operating expenses to increase in any significant way. We have a very scalable infrastructure both on the G&A side as well as within R&D to be able to support this anti-CD40 asset coming in. So we don't expect any real appreciable increase in operating expenses.

The Apexigen team has done a great job of already getting clinical materials ready for even Phase III. So that expense has already been undertaken. So we feel very confident in our ability to absorb this asset and with the current team in place.

Eun Yang - Thank you

Operator - (Operator Instructions) Thank you. At this time, I would now like to turn the conference back over to Lara Sullivan for closing remarks.

Lara Sullivan - Perfect. Thank you. Thanks to all who participated in the conference today and for your questions. We very much appreciate your interest in the combined company going forward. We're excited about the potential to support patients, both with the current clinical pipeline that we have. And the potential future pipeline that we'll be building by bringing our capabilities together.

So thank you. And we're also happy to take any one-to-one follow-up meetings as interest dictate. So we look forward to continuing to share the story with you, and I hope you have a great rest of your day.

Operator - (Operator Instructions) This concludes today's conference call. Thank you for participating. You may now disconnect.

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Additional Information and Where to Find It

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Pyxis Oncology, Inc. (“Pyxis Oncology”) plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 in connection with the transactions and Apexigen, Inc. (“Apexigen”) plans to file with the SEC and mail to Apexigen stockholders a proxy statement/prospectus in connection with the transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by Pyxis Oncology and Apexigen through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus from Pyxis Oncology by contacting ir@pyxisoncology.com or from Apexigen by contacting ir@apexigen.com.

Participants in the Solicitation

Pyxis Oncology and Apexigen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Pyxis Oncology’s directors and executive officers is contained in Pyxis Oncology’s proxy statement, filed with the SEC on April 28, 2023. Information regarding Apexigen’s directors and executive officers is contained in Apexigen’s Annual Report on Form 10-K, filed with the SEC on February 22, 2023. Additional information regarding the persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests in the proposed business combination will be available in the registration statement and the proxy statement/prospectus.

Forward Looking Statements

This communication contains forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995 and other federal securities laws. These statements are often identified by the use of words such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “might,” “objective,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “to be,” “will,” “would,” or the negative or plural of these words, or similar expressions or variations, although not all forward-looking statements contain these words. We cannot assure you that the events and circumstances reflected in the forward-looking statements will be achieved or occur and actual results could differ materially from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified herein, and those discussed in the section titled “Risk Factors” set forth in Pyxis Oncology’s Annual Report on Form 10-K for the year ended December 31, 2022, Pyxis Oncology’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, Apexigen’s Annual Report on Form 10-K for the year ended December 31, 2022, and Apexigen’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, each of which is on file with the SEC. Among other things, there can be no guarantee that the proposed business combination will be completed in the anticipated timeframe or at all, that the conditions required to complete the proposed business combination will be met, that the combined company will realize the expected benefits of the proposed business combination, if any, that the clinical stage assets will progress on anticipated timelines or at all, or that the combined company will be successful in progressing its pipeline through development and the regulatory approval process. These risks are not exhaustive. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date hereof and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.